

September 29, 2011

Via E-mail
Mr. Michael Bishop
Senior Vice President, Chief Financial Officer,
 Treasurer and Corporate Secretary
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813

     Re: **FuelCell Energy, Inc.**
              Form 10-K for the Fiscal Year Ended October 31, 2010
              Filed January 14, 2011
              Form 10-Q for the Fiscal Quarter Ended July 31, 2011
              Filed September 9, 2011
              Form 8-K Dated September 6, 2011
              Filed September 8, 2011
              File No. 001-14204

Dear Mr. Bishop:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended October 31, 2010

Product Sales and Revenues, pages 56 and 59

1. Please revise future filings to discuss and quantify each of the underlying reasons for the significant decrease in revenues each period. Please also discuss whether this trend is expected to continue.

Liquidity and Capital Resources, page 61

2. We reference the disclosure that you plan to increase capacity from 70 MW to 90 MW of annual production by investing $5 million to $7 million. In addition, you estimate that the further expansion to 150 MW of annual production will require additional capital investments of $35 million to $45 million. Given your limited cash flows, please revise future filings to disclose how you plan to raise the capital required to increase production. Please also include a discussion of the timeframe for when you expect the investments to occur.

3. We see that revenue has decreased 20% from fiscal year 2009 to fiscal year 2010. During that same period, inventories have increased 30%. Please revise future filings to discuss the reasons for the investment in inventory in light of declining revenues.

Consolidated Financial Statements

4. We see that you recognized revenue of $6.9 million related to service agreements during fiscal year 2010. Please revise future filings to separately present revenue and related cost of service revenues, as required by Rule 5-03 of Regulation S-X.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business, page 80

5. In future filings please clarify if the subsidiaries included in the first sentence of the second paragraph on page 80 are 100% owned or otherwise disclose the ownership percentages.

Inventories and Advanced Payments to Vendors, page 80

6. We reference the disclosure that prior to November 1, 2009, you provided for a lower of cost or market reserve to the cost basis of inventory, including advance payments to vendors, at the time of purchase. Please clarify your basis in the accounting literature for this treatment and tell us how you considered the guidance in FASB ASC 330-10-35-7 in determining your accounting policy for inventory prior to November 1, 2009. Your response should also discuss the timing of the purchase of your inventory in relation to entering into a customer contract and whether there is a contract in place at the time you record the lower of cost or market reserve.

Revenue Recognition, pages 68 and 81

7. We see that you recognize revenue from the sale and installation of fuel cell power plants under the percentage of completion method. We also note the disclosure that prior to

fiscal 2010, you did not provide for a contract loss reserve on product sales contracts as products were in their early stages of development and market acceptance, and the total costs and timing of production for product sales contracts as well as installation and commissioning of these units could not be reasonably estimated. Please tell us how you applied the percentage of completion method of revenue recognition prior to fiscal year 2010. We reference FASB ASC 605-35-25-56 which states that the use of the percentage of completion method depends on the ability to make reasonably dependable estimates such as the extent of progress toward completion, contract revenues and contract costs. In addition, FASB ASC 605-35-25-90 states that when lack of dependable estimates cause forecasts to be doubtful, the completed contract method is preferable. Please provide us your analysis of how you considered the accounting literature and explain to us the why you believe the percentage of completion method was appropriate for revenue recognition prior to fiscal 2010.

8. Please also tell us whether prior to fiscal 2010 you were unable to estimate all costs related to the fuel cell power plant projects or just costs related to the installation and commissioning phases. Please tell us your estimate of the percentage of the total costs that relate to the installation and commissioning phases.

9. We reference the disclosure on pages 68 and 81 that revenue is recognized from sales of your DFC power plants and modules proportionately as costs are incurred and assigned to a customer contract by comparing total expected costs for each contract to the total contract value. Please tell us how this practice is consistent with the guidance in FASB ASC 605-35-25-52.

10. Please tell us the average length of time for each phase of your contracts for each of your DFC products. Please also tell us how the base products are modified to accommodate the end user. Under FASB ASC 605-35-05 and 35-15, the revenue recognition models for Construction-Type and Production-Type Contracts are appropriate for performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or the provision of related services. In this regard, please demonstrate that FASB ASC 605-35 is the appropriate revenue recognition model for your DFC products.

11. Please tell us how your inability to provide for a contract loss reserve is consistent with the guidance in FASB ASC 605-35-25-45 through 50 which states that for a contract on which a loss is anticipated, GAAP requires recognition of the entire anticipated loss as soon as the loss becomes evident.

Warranty and Service Expense Recognition, pages 69 and 82

12. We see that you provide a standard warranty on your products for a term of 15 months after shipment or 12 months after installation and that you estimate the accrual for warranty obligations based on historical experience. We also note disclosure in your

Form 10-K for December 31, 2009 that you accrue for warranty costs on products that have sufficient operating experience to allow for management to reasonably estimate warranty obligations and that for newer products where you have limited operating experience, warranty costs are currently expensed as incurred. Please tell us what changed from 2009 such that you are now able to estimate the warranty reserve based on historical experience. If you are unable to estimate warranty obligations, please tell us why it is appropriate to record a sale prior to the expiration of the warranty period or until a reasonable estimate of the obligation can be made.

13. We see that you issue LTSA contracts with certain customers ranging up to 20 years and that you provide a reserve for the guarantees based upon historical fleet performance. Please revise future filings to clarify how you use historical fleet performance to estimate long-term warranty liabilities, considering your limited history of claims with these contracts. Please tell us if you have sufficient historical data to estimate the liability for 20 years into the future.

Deferred Revenue, Royalty Income and Customer Deposits, page 83

14. With regard to the 2009 License Agreement, in future filings please disclose the amount of royalty revenue recognized during fiscal year 2010. In addition, tell us the terms of the upfront license fee, including whether the fee is refundable. Discuss your basis for recognizing the revenue ratably over the term of the License Agreement. Refer to FASB ASC 605-10-25 and SAB Topic 13A3.

Note 12. Segment Information, page 98

15. Please tell us how you concluded that research and development activities and the production and sale of fuel cell products are one "activity" such that you operate in one business segment. Please refer to the provisions of FASB ASC 280-10-50 and explain to us how you determined your reportable segments.

Form 10-Q for the fiscal quarter ended July 31, 2011

Note 11. Registered Direct Offering, page 14

16. We note that you entered into an agreement to sell units consisting of shares of common stock and warrants in January 2011 pursuant to a registered direct offering. Please provide us with a summary of the terms of the warrants and tell us your consideration of the accounting for the warrants under ASC 815-40-25 (formerly paragraphs 14 – 18 of EITF 00-19). Your analysis should also address how you considered any further registration and prospectus delivery requirements that are outside of the control of the company.

Mr. Michael Bishop
FuelCell Energy, Inc.
September 29, 2011
Page 5

Form 8-K Dated September 6, 2011

Exhibit 99.1

17. We reference your disclosure of the non-GAAP product sales cost ratio before repair and upgrade charges. In future filings, provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K, including an explanation why you believe this non-GAAP measure provides useful information to investors.

18. Please tell us how your presentation titled "Reconciliation of GAAP to Non-GAAP Consolidated Statements of Operations" considers the guidance from Compliance & Disclosure Interpretation 102.10. Under the cited guidance, presentation of a non-GAAP statement of operations is not generally appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Todd at (202) 551-3605 or me at (202) 551-3676 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

/s/ Gary Todd for

Brian Cascio

cc: Richard Krantz